UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operation and Financial Condition

On November, 16 2006, Saxon Capital, Inc. (the "Company") announced that it expects to incur a loss for REIT taxable income purposes for the period from July 1, 2006 through the anticipated effective date of the merger. Accordingly, the Company does not expect to pay a final dividend.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01 Regulation FD

On November 16, 2006, the Company announced that the pending merger in which Morgan Stanley Mortgage Capital Inc. ("MSMC") will acquire all of the outstanding shares of the Company, and the Company will become a wholly-owned subsidiary of MSMC, is expected to be completed in early December 2006.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit 99.1   Press Release dated November 16, 2006

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2006

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep
_____
Robert B. Eastep

Executive Vice President and Chief Financial Officer

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Index to Exhibits

Exhibits **Description**

Exhibit 99.1   Press Release dated November 16, 2006.

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Exhibit 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Merger Closing Update;
No Final Dividend

GLEN ALLEN, VA. (November 16, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust ("REIT"), today announced that the pending merger in which Morgan Stanley Mortgage Capital Inc. ("MSMC") will acquire all of the outstanding shares of the Company, and the Company will become a wholly-owned subsidiary of MSMC, is expected to be completed in early December 2006.

The merger agreement with MSMC provides that the Company may pay to its existing shareholders a dividend of up to 95% of estimated REIT taxable income for the period from July 1, 2006 through the earlier of the effective time of the merger or December 31, 2006. The Company expects to incur a loss for REIT taxable income purposes for the period from July 1, 2006 through the anticipated effective date of the merger. Accordingly, the Company does not expect to pay a final dividend.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a REIT for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of September 30, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.6 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release, other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from what is expected. While we believe that our assumptions and expectations are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect actual results. In particular, we may not be able to complete the proposed transaction with Morgan Stanley Mortgage Capital Inc. on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including the failure to obtain regulatory approvals or to satisfy other customary closing conditions. The factors described in this paragraph and other factors that may affect our business or future financial results generally are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K for the year ended December 31, 2005, a copy of which may be obtained from us without charge. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this press release. Unless legally required, we assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or otherwise.